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RECD S.E.C.
FEB 25 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-048204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Westport Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Old Ridgebury Road, Suite 5
(No. and Street)

Danbury	CT	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Jeanne Heller, President — (203) 837-3320
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Westport Financial Services, LLC

(A Wholly Owned Subsidiary of Willis North America Inc.)

Statement of Financial Condition as of December 31, 2009, Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Westport Financial Services, LLC
Danbury, Connecticut

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Westport Financial Services, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2010

WESTPORT FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$ 1,523,911
PREPAID EXPENSES AND OTHER ASSETS	15,356
TOTAL ASSETS	$ 1,539,267

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 75,055
Payable to Parent (Note 3)	723,737
Total liabilities	798,792
MEMBER'S EQUITY	740,475
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,539,267

See notes to statement of financial condition.

1. ORGANIZATION

Westport Financial Services, LLC (the "Company") is a wholly owned subsidiary of Willis North America Inc. (the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc., and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance, and mutual funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying statement of financial condition may not be representative of the conditions that would have existed if the Company had been operated as an unaffiliated entity.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2009, and the Company does not have any deferred tax assets or liabilities as of December 31, 2009.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of statement of financial condition. Actual results could differ from those estimates. As of December 31, 2009, there are no significant estimates included in the statement of financial condition.

Fair Value of Financial Instruments — At December 31, 2009, the Company had financial instruments including cash, prepaid expenses, and payables. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity of these instruments.

Recent Accounting Pronouncements —The Company adopted certain updates to FASB ASC 825, *Financial Instruments*, ("ASC 825") during the year ended December 31, 2009, and expands the fair value disclosures required for all financial instruments. The updates to ASC 825 also require entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements. The updates to ASC 825 did not have a material effect on the Company's statement of financial condition.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, ("ASC 855") which establishes general standards of accounting for and disclosures of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. ASC 855 is effective for financial periods ending after June 15, 2009 and was adopted by the Company at December 31, 2009. The adoption of ASC 855 did not have a material effect on the Company's statement of financial condition.

3. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2009, the Company owes the Parent $90,570 for allocated management and accounting services and $109,309 for income taxes. The Company also has a payable to the Parent for $523,858 for its cash balance on deposit within the Parent's cash management system.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) and is required to maintain a minimum amount of regulatory net capital as defined under such provisions. At December 31, 2009, the Company had net capital of $725,119 and a net capital requirement of $53,255.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2010, which is the date the statement of financial condition was available to be issued.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

February 23, 2010

Westport Financial Services, LLC
39 Old Ridgebury Rd. Suite 5
Danbury, Connecticut

In planning and performing our audit of the financial statements of Westport Financial Services, LLC (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP